

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2025

Martin Babler
President and Chief Executive Officer
Alumis Inc.
280 East Grand Avenue
South San Francisco, California 94080

      Re: Alumis Inc.
           Registration Statement on Form S-3
           Filed July 3, 2025
           File No. 333-288510

Dear Martin Babler:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Chadwick L. Mills